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August 6, 2014	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Announces AGM Results

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) (the “Company”) announces that it held its annual and special meeting of shareholders on July 31, 2014. The nominees listed in the management proxy circular dated July 3, 2014 were elected as directors of Timmins Gold at the meeting. Detailed results of the vote are set out below:

Director	Votes in Favour	%	Votes Withheld	%
George Brack	93,197,024	98.98	964,669	1.02
Bruce Bragagnolo	94,103,793	99.94	57,900	0.06
Bryan Coates	93,858,193	99.68	303,500	0.32
Anthony Hawkshaw	93,864,133	99.68	297,560	0.32
Stephen Lang	93,852,993	99.67	308,700	0.33
Luc Lessard	93,852,993	99.67	308,700	0.33
Paula Rogers	93,698,284	99.51	463,409	0.49
José Vizquerra	93,676,493	99.48	485,200	0.52

“We are extremely pleased with the results of the AGM, which demonstrates the confidence of our shareholders in our newly constituted Board,” stated Bruce Bragagnolo, CEO of Timmins Gold Corp. “We are delighted to welcome our new Board members and would also like to thank our outgoing Board members, Arturo Bonillas, Frank Cordova, Barry Fraser, Eugene Hodgson and Miguel Soto, for their contribution to the Company since its inception, and their support of the process of board renewal.”

Following the AGM, the newly constituted Board appointed Bryan Coates as independent Chairman.

"I am delighted to serve as Chairman of Timmins Gold," said Mr. Coates. "Under the leadership of Arturo Bonillas and Bruce Bragagnolo, who will continue in their respective roles as President and CEO, Timmins Gold has demonstrated outstanding operating and financial performance. The Board will continue to support and challenge management while also seeking to maximize shareholder value."

The following is a brief biography of each of the members of the Board:

George Brack – Independent
•	Director of several companies including Silver Wheaton and Capstone Mining
•	29 years of industry experience; former Managing Director & Head of Mining at Scotia Capital

Bruce Bragagnolo – Non Independent
•	Co-founder of Timmins Gold and driving force behind Company’s growth to date
•	Over 27 years of industry experience

Bryan Coates – Independent
•	President of Osisko Gold Royalties; director at Golden Queen Mining
•	Over 30 years of industry experience; formerly VP Finance & CFO at Osisko Mining Corporation

Anthony Hawkshaw- Independent
•	Director of Southern Legacy Minerals
•	Over 30 years of experience, including director and CFO of Rio Alto Mining and CFO Pan American Silver

Stephen Lang – Independent
•	Chairman of Centerra Gold; Director of Allied Nevada and International Tower Hill Mines (Chair)
•	Over 32 years of industry experience; formerly President & CEO of Centerra Gold

Luc Lessard – Independent
•	Senior VP & COO of Canadian Malartic Partnership; Director at Nighthawk Gold Corp
•	Over 25 years of industry experience; formerly Senior VP & COO at Osisko Mining Corporation

Paula Rogers – Independent
•	CFO of Castle Peak Mining; Director & Chair of the Audit Committee of Athabasca Uranium
•	Over 20 years of experience, including having served as VP, Treasurer at Goldcorp and Treasurer at Silver Wheaton

José Benavides Vizquerra – Independent
•	President, CEO and director of TSX listed Oban Mining
•	Over 10 years of industry experience

In addition the Company’s auditors, Deloitte, LLP were reappointed for the ensuing fiscal year and the Company’s Advance Notice Policy was approved.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2014 with cash costs of approximately $800 per ounce.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Timmins Gold Corp.
Alex Tsakumis
Vice President Corporate Development
604-638-8976
alex@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.